Zhengye Biotechnology Holding Limited

September 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Franklin Wyman
Daniel Gordon Doris Stacey Gama Jason Drory

Re:	Zhengye Biotechnology Holding Limited
Registration Statement on Form F-1, as amended
Initially Filed on January 9, 2024
File No. 333-276436

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Zhengye Biotechnology Holding Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

Zhengye Biotechnology Holding Limited

By:	/s/ Songlin Song
	Name:	Songlin Song
	Title:	Chief Executive Director